SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EARNINGS CONFERENCE CALL 1STQUARTER 2026 May 14, 2026 Thispresentationmaycontainforward-lookingstatements.ThesestatementsarenothistoricalfactsandarebasedontheCompany’scurrentvisionandestimatesoftheCompany’smanagementregardingfutureecnomicandothercircumstances,industryconditions,performanceandfinancialresults,includinganypotentialorprojectedimpactrelatedtoAlagoasandrelatedlegalproceedingsontheCompany’sbusiness,financialconditionandoperatingresults.Thewords“foresee”,“believe”,“estimate”,“expect”,“plan”,“objective”andothersimilarexpressions,whenreferringtotheCompany,areintendedtoidentifyforward-lookingstatements.Statementsregardingthepossibleresultsoflegalandadministrativeprocesses,implementationofoperationsandfinancingstrategiesandinvestmentplans,orientationoffutureoperations,theobjectiveofexpandingitseffortstoachievethemacrosustainableobjectivesdisclosedbytheCompany,aswellasfactorsortrendsaffectingtheCompany’sfinancialcondition,liquidity,oroperatingresultsareexamplesofforward-lookingstatements.SuchstatementsreflectthecurrentviewsoftheCompany’smanagementandaresubjecttovariousrisksanduncertainties,manyofwhicharebeyondtheCompany’scontrol.Thereisnoguaranteethattheexpectedevents,trends,orresultswillactuallyoccur.Thestatementsarebasedonvariousassumptionsandfactors,including,butnotlimitedto,generaleconomicandmarketconditions,industryconditions,operationalfactors,availability,development,andfinancialaccessibilityofnewtechnologies.Anychangeinsuchassumptionsorfactors,includingtheprojectedimpactrelatedtoAlagoasandrelatedlegalproceedingsandtheunprecedentedimpactontheCompany’sbusinesses,employees,serviceproviders,shareholders,investors,andotherstakeholders,maycauseactualresultstobesignificantlydifferentfromcurrentexpectations.ConsultthereportsfiledwiththeSecuritiesandExchangeCommission-CVM,inparticularthefactorsdiscussedinthesectionsforafulldiscussionofrisksandotherfactorsthatmayimpactanyforward-lookingstatementscontainedinthisdocument.ThispresentationisnotanofferofsecuritiesforsaleinBrazil,anysecuritiescannotbeofferedorsoldinBrazilwithoutregistrationorexemptionfromregistration,anypublicofferingofsecuritiestobemadeinBrazilwillbepreparedbymeansofaprospectusthatcanbeobtainedfromBraskemandwhichwillcontaindtailedinformationaboutBraskemandthemanagement,aswellasthefinancialstatements. ThispresentationwasupdatedasofMarch31,2026,andBraskemdoesnotassumeanyobligationtoupdateitinlightofnewinformationand/orfuturedevelopments. Braskemundertakesnoliabilityfortransactionsorinvestmentdecisionsmadebasedontheinformationinthispresentation. DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS 1Q26 EARNINGS CONFERENCE CALL 2| PUBLIC 2 | AGENDA Financial and operational Highlights Performance by segment Performance by segment Consolidated performance Consolidated performance Scenario perspective Scenario perspective 2026 Priorities 2026 Priorities 3| PUBLIC 3 | 1Q26 FINANCIAL AND OPERATIONAL HIGHLIGHTS In 1Q26, Braskem delivered stronger operating performance compared to 4Q25, reporting Recurring EBITDA of US$192 million, up 76% versus 4Q25. Source:Braskem|Notes:(1)Globalaccidentfrequencyratemeasuredineventsperonemillionhoursworked;(2)DoesnotconsiderBraskemIdesa’sdebt;and(3)DoesnotincludeBraskemIdesa. Recurring EBITDA US$192 MM +76% vs. 4Q25 Cash Position³ US$1.1 bn Indebtedness Profile² ~7.4 years 61% from2030 onwards Utilization rate 1Q26 vs. 4Q25 Global Accident Frequency Rate Operating Cash Generation (Consumption) (US$603) MM vs. US$13 MM in 4Q25 0.18 (events/1MM HW¹) Inlinewiththebestmarketsafetystandards 69% +10 p.p. Brazil 64% -3 p.p. Green Ethylene 79% +8 p.p. U.S. & Europe 55% -30 p.p. Mexico OPERATIONAL FINANCIAL Best rate for a first quarter in the last 10 years RETORNO AO ISE B3 CARTEIRA 2026 RETURN TO ISE B3 2026 PORTFOLIO 4| PUBLIC 4 | Financial and operational Highlights Financial and operational Highlights Performance by segment Consolidated performance Consolidated performance Scenario perspective Scenario perspective 2026 Priorities 2026 Priorities AGENDA 5 | 5| PUBLIC PCUOBNLFIICDENTIAL Increase in PE and PVC sales volume in the domestic market, driven by the geopolitical environment. Utilization Rate of Petrochemical Plants (% of ethylene capacity utilization) Sales of Resins (PE + PP + PVC) (thousand tons) 807 743 782 190 220 182 1Q25 4Q25 1Q26 +5% Brazilian Market Export 74% 59% 69% 1Q25 4Q25 1Q26 +10 p.p. Recurring EBITDA (US$ millions) Source: Braskem | Notes: (1) FC: Fixed Costs; (2) SG&A: Sales, General and Administrative Expenses; (3) ECL: Expected credit losses; (4) IdlenessAccording to the accounting standard on Inventories-CPC 16 (IAS 2), the value of the fixed cost allocated to each unit produced cannot be increased because of a low production volume or idleness. In this case, the fixed costs not allocated to the products accounted for in inventory must be recognized directly in the COGS, impacting the result during the period in which they were incurred;(5) OIE: Other Income and Expenses 6| PUBLIC 1Q26 PERFORMANCE | BRAZIL Recurring EBITDA of US$241 million, up 69% quarter-over-quarter, driven by higher Contribution Margin and a positive impact from Other Income and Expenses Normalization following the scheduled shutdown in Bahia in 4Q25. Exchangerate:appreciationoftheaverageBrazilianrealagainsttheaverageU.S.dollarduringtheperiod. ECL³andIdleness4:increaseinIdlenessandthescheduledshutdowncomparedto4Q25. Contributionmargin:increasemainlyexplainedbythepositiveimpactonCOGSfromPIS/COFINScreditsonfeedstockpurchases(REIQ). OIE5:decreasefollowingtheannualreviewofenvironmentalprovisionsinBrazil,recordedonlyin4Q25. Maineffects Increase in sales volume of gasoline, toluene and benzene. Sales of Key Chemicals (thousand tons) 632 595 622 64 52 39 1Q25 4Q25 1Q26 +5% Brazilian Market Export 143 241 65 33 37 4Q25Recurring EBITDA (10) Exchange Rate 4 Volume Contribution Margin FC¹ + SG&A² (31) ECL³ + Idleness4 OIE5 1Q26Recurring EBITDA PCUOBNLFIICDENTIAL SELO VERDE BRASIL 87% 67% 64% 1Q25 4Q25 1Q26 -3p.p. Source: Braskem | Note¹: Considering installed capacity of 260 kt/year for 1Q25 and 275 kt/year for 4Q25 and 1Q26. 7| PUBLIC Braskem will be the first chemical company to receive the Selo Verde Brasil The I’m Greenbio-based portfolio will receive the Selo Verde Brasil, a program of the Ministry of Development, Industry, Trade and Services that recognizes products and services aligned with rigorous sustainability criteria. Lower seasonal demand (Chinese New Year). In line with the lower sales volume expected for the period. Green Ethylene Utilization Rate¹ (% of Green Ethylene capacity utilization) PE I’m GreenBio-Based Sales (in thousand tons) 1Q26 PERFORMANCE | PE I’M GREENBIO-BASED Green Ethylene production adjusted to the seasonal demand of the period, in line with the expected sales volume 38 52 26 1Q25 4Q25 1Q26 -50% PCUOBNLFIICDENTIAL Higher sales volume in the U.S., driven by the geopolitical environment. Utilization Rate of U.S. & European plants (% of PP capacity utilization) PP Sales (thousand tons) 497 479 496 1Q25 4Q25 1Q26 +3% 74% 71% 79% 1Q25 4Q25 1Q26 +8 p.p. Source: Braskem | Note (1): FC: Fixed Costs. Note (2): SG&A: Sales, General and Administrative Expenses. Note (3) Idleness: According to the accounting standard on Inventories-CPC 16 (IAS 2), the value of the fixed cost allocated to each unit produced cannot be increased because of a low production volume or idleness. In this case, the fixed costs not allocated to the products accounted for in inventory must be recognized directly in the COGS, impacting the result during the period in which they wereincurred. Note (4) OIE: Other Income and Expenses. 8| PUBLIC 1Q26 PERFORMANCE | U.S. & EUROPE With production normalization following maintenance shutdowns and a higher average PP spread, Recurring EBITDA reached US$21 million in 1Q26 Normalization following maintenance shutdowns in Europe and higher production in the U.S. ContributionMargin:6%increaseintheaveragePPspreadintheU.S.andEurope,inadditiontoa3%increaseinthesegment’ssalesvolumeduringtheperiod FC¹+SG&A²+Idleness³:improvementsintheaccountingofexpensespreviouslyallocatedtotheU.S.&Europesegment,whicharenowallocatedtotheBrazil/SouthAmericasegment OIE4:decreasefollowingtheethaneresaleoperationintheinternationalmarketinEurope,recordedonlyin4Q25. Maineffects (32) 21 15 4Q25 Recurring EBITDA 2 Volume 64 Contribution Margin FC¹ + SG&A² + Idleness³ (27) OIE4 1Q26Recurring EBITDA Recurring EBITDA (US$ millions) PCUOBNLFIICDENTIAL Lower product availability for sale. 186 221 140 1Q25 1Q25 1Q26 -37% 79% 85% 55% 1Q25 4Q25 1Q26 -30p.p. 9| PUBLIC 1Q26 PERFORMANCE | MEXICO Mexico’srecurringEBITDAwasnegativeatUS$15millionin1Q26,duetolowerethanesupplyandimportrestrictionsthroughtheterminal,inlinewithliquiditypreservationmeasures Lower feedstock supply by PEMEX and lower imports of ethane. PE Plant Utilization Rate (% of PE capacity utilization) PE Sales (thousand tons) Volume:lowerutilizationrateandsalesvolumeintheperiodduetolowerfeedstockavailability. Contributionmargin:32%increaseinthePE-ethanespread. SG&A²:positiveimpactduetolowercommercialexpenses,astheethaneresaleoperationrecordedin4Q25didnotrecurin1Q26. OIE4:lowerrevenuesduetotheethaneresaleoperationrecordedin4Q25,whichdidnotrecurin1Q26. Maineffects Source: Braskem | Note (1): FC: Fixed Costs. Note (2): SG&A: Sales, General and Administrative Expenses. Note (3) Idleness: According to the accounting standard on Inventories-CPC 16 (IAS 2), the value of the fixed cost allocated to each unit produced cannot be increased because of a low production volume or idleness. In this case, the fixed costs not allocated to the products accounted for in inventory must be recognized directly in the COGS, impacting the result during the period in which they wereincurred. Note (4) OIE: Other Income and Expenses. Recurring EBITDA (US$ millions) 11 (13) 4Q25Recurring EBITDA (13) Volume (0) Contribution Margin 32 FC¹ + SG&A² (9) Idleness³ (34) OIE4 1Q26Recurring EBITDA Financial and operational Highlights Financial and operational Highlights Performance by segment Performance by segment Consolidated performance Scenario perspective Scenario perspective 2026 Priorities 2026 Priorities AGENDA 10 | 10| PUBLIC Maineffects(1Q26vs.4Q25) CONSOLIDATED EBITDA 1Q26 Recurring EBITDA of US$192 million, up 76% quarter-over-quarter, mainly driven by a positive Contribution Margin impact during the period Source:Braskem|Notes:(1)FC:FixedCosts;(2)SG&A:Sales,GeneralandAdministrativeExpenses;(3)ECL:Expectedcreditlosses;(4)IdlenessAccordingtotheaccountingstandardonInventories-CPC16(IAS2),thevalueofthefixedcostallocatedtoeachunitproducedcannotbeincreasedbecauseofalowproductionvolumeoridleness.Inthiscase,thefixedcostsnotallocatedtotheproductsaccountedforininventorymustberecognizeddirectlyintheCOGS,impactingtheresultduringtheperiodinwhichtheywereincurred;(5)OIE:OtherIncomeandExpenses. 224 109 192 1Q25 4Q25 1Q26 -14% +76% Recurring EBITDA 1Q26 (US$ million) Exchangerate:appreciationoftheaverageBrazilianrealagainsttheaverageU.S.dollarby3%duringtheperiod ContributionMargin:increaseinpetrochemicalspreadsformostoftheCompany’sproducts,inadditiontothepositiveimpactfromthehigherREIQonfeedstockpurchasesintheBrazil/SouthAmericasegment ECL³+Idleness4:higherIdlenessandscheduledshutdownsacrossallreportablesegments OIE5:Positiveimpactrelatedtoenvironmentalprovisions,fines,terminations,indemnitiesandplantmaintenanceexpenses,recordedintheBrazil/SouthAmericasegmentin4Q25 Recurring EBITDA 1Q26 vs. 4Q25 (US$ millions) EBITDA Margin 6,7% 3,7% 6,5% 109 192 56 53 36 4Q25Recurring EBITDA (11) Exchange Rate (8) Volume Contribution Margin FC¹ + SG&A² (44) ECL³ + Idleness4 OIE5 1Q26Recurring EBITDA 11 | PUBLIC The Company cannot rule out future developments related to the topic or its associated expenses, and the costs to be incurredbyBraskem may differ from its estimates or provisioned amounts Relocation and Compensation Program Residents’ relocations: 99,9% Proposals presented: 19,204 (99,9%) Accepted proposals: 19,136 (99,6%) Paid proposals: 19,124 (99,6%) Actionsareprovisioned,ifnecessary,toensurethatthe35cavitiesreachamaintenance-freestateinthelongterm,consideringthefillingwithsolidmaterial: Ofthe18non-pressurizedcavities,6ofthemarecompleted,4havereachedthetechnicalfillinglimit2cavitiesareintheconfirmationphaseofhavingreachedthetechnicalfillinglimit,4arebeingfilledand2areinthepreparationandplanningphase. 6cavitieswerenaturallyfilled. The11pressurizedcavitiesareintheplanningphase. Source: Braskem | Note (1): The total amount of provisions related to Alagoas is R$18.1 billion, of which: R$14.4 billion hasalready been disbursed, R$1.2 billion has been reclassified to the Other obligations group and the realization of the AVP (Present Value Adjustment) was R$874 million; (2) The net balance of provisionsat the end of Dec/25 was approximately R$3.5 billion, and at the end of Mar/26 it decreased to approximately R$3.4 billion. Closing the salt cavities Total Amount of Provisions (14,4) Payments made (1,2) Reclassification to other obligations payable 0,9 Realization of the Present Value Adjustment Provision 1Q26 18,1 3,4 (R$ billion) Total Amount and Balance of Provisions¹ 32% Current Liabilities 68% Noncurrent Liabilities ALAGOAS UPDATES (MAR/26) The work fronts in Alagoas continued to advance as planned 12 | PUBLIC 1Q26 PERFORMANCE | CONSOLIDATED CASH FLOW In 1Q26, recurring cash consumption is mainly explained by the negative change in working capital and interest payments on debt securities (652) (486) Recurring EBITDA 1Q26 (3,523) Change in Working Capital¹ Investments² Operating Cash Consumption Interest Paid 38 Paid Income Taxes (265) Others Recurring Cash Consumption Geological event in Alagoas Cash Consumption 1Q26³ 1,006 (3,169) (1,157) (4,553) (5,039) Consolidated Cash Flow 1Q26 Source: Braskem. Note (1): Negative change in supplier balance 1,171 million at the end of 1Q26; Note (2): Operational and strategic investments; Note (3) Considering the payment of the Leniency Agreement, cash consumption in 1Q26 was R$5,081 million Higher Contribution Margin in the period Reduced availability of certain payment arrangements with financial institutions and suppliers, and inventory rebuilding Interest payments on international debt securities are concentrated in the first and third quarters. (R$ Million) 13 | PUBLIC PERFORMANCE 1Q26 | LIQUIDITY AND INDEBTEDNESS Higher cash consumption in the period resulted in an increase in Adjusted Net Debt and the Company’s corporate leverage Corporate Indebtedness Profile¹ (as of 03/31/2026) (US$ million) Agency Rating Outlook Date Fitch CC - 12/30/2025 S&P CCC- Negative 09/26/2025 Main Indicators¹ (as of 03/31/2026) On October 3, 2025, the stand-by line was drawn Source:Braskem|Note(1):DoesnotconsidertheamountofUS$32millioninrestrictedfundsforuseintheAlagoasResidentsRelocationandCompensationProgramandUS$28millionrelatedtothereserveaccount,anddoesnotincludeBraskemIdesaanditssubsidiaries;(2)Includesaccruedinterestthrough03/31/2026;(3)SustainabilityLinkedLoan–debtslinkedtothesustainabilitygoal(growthinsalesvolumeofPEI’mgreenbio-based);and(4)DoesnotincludeBraskemIdesaanditssubsidiaries. 288 211 426 169 895 850 1,055 Cash as of 03/31/2026 1,000 2026 100 2027 1,398 2028 2029 1,557 2030 2031 22 2032 1,000 2033 2034 1,556 2035 onwards 16% 3% 15% 5% 16% 9% 0% 11% 9% 16% Total Cash Total Debt Principal Interest² Debt linked to Sustainability³ Stand by ~61%ofcorporatedebtmaturingasof2030 ~7.4yearsaveragecorporatedebtterm 6.34%4weightedaveragecostofcorporatedebt 16.81xcorporateleverage US$9.4billionGrossDebt US$8.5billionAdjustedNetDebt² 14 | PUBLIC Financial and operational Highlights Financial and operational Highlights Performance by segment Performance by segment Consolidated performance Consolidated performance Scenario perspective 2026 Priorities 2026 Priorities AGENDA 15 | 15| PUBLIC GLOBAL PETROCHEMICAL SCENARIO The Middle East conflict has brought structural changes to the economy and the energy and petrochemical industries. Source:ExternalconsultanciesandBraskemMarketIntelligence|Note(1):ExternalconsultanciesandBraskemanalyses;(2):CTO=Coal-to-Olefins;(3):MTO=Methanol-to-Olefins. IMPACTS ON THE GLOBAL PETROCHEMICAL INDUSTRY • Higher oil prices increase costs for naphtha-based petrochemicals and, consequently, global prices. • Reduced benefits from discounted oil prices for Asian countries such as China and India. • Uncertainties regarding the security of feedstock supply for Asian and Middle East capacities are likely to persist. ECONOMIC AND LOGISTICS IMPACTS ARE EXPECTED TO PERSIST • Direct damage to assets and prolonged logistics disruptions increase the duration of feedstock and finished-product supply delays. • Some temporary shutdowns may be prolonged or become permanent. • A downside risk to discretionary demand may materialize. The impacts presented are hypotheses and may or may not materialize, depending on the evolution of the geopolitical conflict andpotential restrictions in the Strait of Hormuz. 50 60 70 80 90 100 110 120 130 140 150 0 200 400 600 800 1.000 1.200 25/3 27/3 31/3 2/4 8/4 10/4 14/4 23/2 20/4 22/4 24/4 28/4 30/4 25/2 27/2 3/3 5/3 9/3 11/3 13/3 17/3 19/3 23/3 16/4 +56% Brent Naphtha ARA Beginning of the conflict between the U.S.-Israel and Iran Braskem's geographic and product portfolio diversity make it possible to capture value in the short term, amid the scenario of global capacity constraints and rising logistics costs Oil (Brent) and Naphtha (ARA) (US$/bbl) 16 | PUBLIC PCUOBNLFIICDENTIAL Source:Externalconsultancies.|Notes:(1)MainChemicalsprice–Naphtha;(2)averagefor2010to2025;(3)PEU.S.(54%)+PPAsia(33%)+PVCAsia(13%);(4)U.S.&EuropePPspread=[AveragePP=PPU.S.(72%)+PPEurope(28%)]–[PGPPropyleneU.S.(72%)+PGPPropyleneEurope(28%)];(5)PEMexicospread=[PEU.S.=U.S.LDPE(28.6%)+U.S.HDPE(71.4%)]–[U.S.Ethane]. Brazil U.S. & Europe Mexico Brazil Resins Spread³ (US$/ton) U.S. & Europe PP Spread⁴ (US$/ton) PE-Ethane Mexico Spread⁵ (US$/ton) Spreads no Mercado Internacional¹ 551 358 Historical average² 2025 ~516 2026e -6% 557 365 Historical average² 2025 ~431 2026e -23% 720 Historical average² 2025 ~1,171 2026e 1,000 +17% • In 1Q26 and in Apr/26, resin prices increased significantly due to the effects of the Middle East conflict, amid supply constraints and higher feedstock costs. • The base-case scenario from leading external consultancies for the coming months assumes a resolution of the conflict by May/26and, consequently, a gradual reduction in feedstock costs and a gradual increase in supply availability. 557 368 Historical average² 1Q26 ~490 2Q26e ~452 3Q26e -12% -19% 824 1,000 Historical average² 1Q26 ~1,589 2Q26e ~1,279 3Q26e +59% +28% GLOBAL PETROCHEMICAL SCENARIO Higher oil prices, as the Middle East conflict escalates, directly impact global industry prices and spreads Brazil Chemicals Spread¹ (US$/ton) 412 353 Historical average² 2025 ~438 2026e +6% 551 358 Historical average² 1Q26 ~663 2Q26e ~573 3Q26e +20% +4% 412 314 Historical average² 1Q26 ~525 2Q26e ~491 3Q26e +27% +19% 17 | PUBLIC PCUOBNLFIICDENTIAL Financial and operational Highlights Financial and operational Highlights Performance by segment Performance by segment Consolidated performance Consolidated performance Scenario perspective Scenario perspective 2026 Priorities AGENDA 18 | 18| PUBLIC PCUOBNLFIICDENTIAL 02 03 04 05 06 Reorganize the Company's Capital Structure, enabling business continuity Implement the initiatives of the Resilience Planfor the petrochemical cycle, with a focus on preserving financial liquidity 01 Advance in the implementation of the initiatives of the Transformation Plan, seeking to obtain the necessary resources to enable growth projects Enable the growth of the bio-based portfolio Maintain safetyas a non-negotiable value of the company, ensuring reliable and safe operations Comply with the commitments establishedin the agreements related to the Alagoas Case 2026 PRIORITIES 19 | PUBLIC Q&A EARNINGS CONFERENCE CALL 1Q 2026 MAY 14, 2026 20 | PUBLIC PCUOBNLFIICDENTIAL EARNINGS CONFERENCE CALL 1STQ 2026 Investor Relations IR Website: https://www.braskem-ri.com.br/ E-mail: braskem-ri@braskem.com Phone: +55 (11) 3576-9531 MAY 14, 2026 21 | PUBLIC

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.